GROUP CORPORATE SECRETARIAL SERVICES DEPARTMENT
36 Robinson Road, #04-01 City House,
Singapore 068877
Tel : 6877 8228 Writer's DDI No. 68778278
Fax : 6225 4959

03 OCT -1 AM 7:21

CITY DEVELOPMENTS LIMITED
A MEMBER OF THE HONG LEONG GROUP
城市發展有限公司

Our Ref : GCSS-EL/2380/03/LTR

[redacted]

03032385

26 September 2003

The U.S. Securities & Exchange Commission
450 Fifth Street, N.W.
Room 3099 Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549
United States of America

BY COURIER

SUPPL

Dear Sirs

ADR FACILITIES
CITY DEVELOPMENTS LIMITED, INCORPORATED IN SINGAPORE (FILE NO. 82.3672)

Pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934, we enclose herewith copies of the announcements dated:

- 22 September 2003 (*Despatch of Form 58 and Rights of Non-Assenting Shareholders under Section 215(3) of the Act*); and
- 25 September 2003 (*Transfer of shares in associated company and Voluntary liquidation of associated company within the Millennium & Copthorne Hotels plc Group*)

PROCESSED
OCT 07 2003
THOMSON FINANCIAL

Yours faithfully,

CATHERINE LOH
Senior Manager
Head (Corporate Secretarial Services)

dlw 10/1

Encs.

cc M/s Coudert Brothers, Hong Kong (without enclosures) (By Fax Only)

Ms Enid Ling (without enclosures)

CL/kw

MASNET No. 123 OF 22.09.2003
Announcement No. 130

CITY DEVELOPMENTS LIMITED

Mandatory Unconditional Offer to acquire all the issued ordinary shares in the capital of Target Realty Limited – Despatch of Form 58 pursuant to Section 215(3) of the Companies Act

Despatch of Form 58

City Developments Limited ("**CDL**" or the "**Offeror**") would like to announce that it has today despatched Form 58 (as defined below) pursuant to Section 215(3) of the Companies Act, Chapter 50 of Singapore (the "**Act**") to the Non-Assenting shareholders of Target Realty Limited ("**TRL**") (as defined below).

Rights of Non-Assenting Shareholders under Section 215(3) of the Act

Pursuant to the mandatory unconditional offer (the "**Offer**") by **CDL**, which closed on 11 September 2003, to acquire all the issued ordinary shares of $0.05 each in the capital of TRL (the "**TRL Shares**"), other than those already held by CDL, its related corporations or the respective nominees of the Offeror or its related corporations as at the date of the Offer (the "**Offer Shares**"), CDL had acquired such number of Offer Shares which together with the TRL Shares held by CDL, its related corporations or the respective nominees of CDL or its related corporations, amount to 215,756,141 TRL Shares, representing 95.102% of TRL's issued and paid-up share capital.

In the above connection, CDL would like to announce that it has today given notice in the prescribed form pursuant to Section 215(3) of the Act (the "**Form 58**"), together with a cover letter, to shareholders of TRL who had not accepted the Offer (the "**Non-Assenting Shareholders**"). Non-Assenting Shareholders may, within three months of the giving of the Form 58 notice to them (that is, by **23 December 2003**), require CDL to acquire their TRL Shares by giving notice under Section 215(3) of the Act with respect to any of their TRL Shares. Unless otherwise agreed or ordered by the High Court upon application of the Non-Assenting Shareholder or CDL, CDL's acquisition of TRL Shares of a Non-Assenting Shareholder would be made on the same terms and conditions on which the Offer was made, and the terms and conditions of the Offer as set out in the Offer Document shall apply *mutatis mutandis.*

Under the terms of the Offer, the consideration for each Offer Share was:
(i) $0.62 in cash (the "**Cash Alternative**"); or
(ii) 0.13 new CDL share (the "**Share Alternative**").

Non-Assenting Shareholders who elect to exercise their right under Section 215(3) of the Act may select either the Cash Alternative or the Share Alternative, but not a combination thereof. Non-Assenting Shareholders who wish to exercise such right are advised to seek their own independent legal advice.

By order of the Board

Shufen Loh @ Catherine Shufen Loh
Company Secretary

Submitted by Shufen Loh @ Catherine Shufen Loh, Company Secretary on 22/09/2003 to the SGX

MASNET No. 27 OF 25.09.2003
Announcement No. 27

CITY DEVELOPMENTS LIMITED

(1) Transfer of shares in associated company
(2) Voluntary liquidation of associated company within the Millennium & Copthorne Hotels plc Group

The Board of Directors of City Developments Limited ("CDL" or the "Company") wishes to announce the following :

Transfer of shares in associated company

Hong Leong Holdings Limited ("HLH") has transferred to the Company 50% of the issued and paid-up share capital of Guilin Park Properties Pte Ltd ("Guilin"), comprising 9,404,119 shares of $1 each in the capital of Guilin (the "Share Transfer"), for an aggregate cash consideration of $1. The consideration was arrived at on a willing buyer willing seller basis.

Guilin was an associated company of the Company before the Share Transfer. Following completion of the Share Transfer, Guilin is now a wholly-owned subsidiary of the Company. The principal activities of Guilin have been the development and sale of the Guilin View condominium project, which units have been substantially sold. It is thus the Company's intention that Guilin undertake the holding of equity investment for long term investment as one of its principal activities.

Certain directors of CDL, namely, Messrs Kwek Leng Beng, Kwek Leng Joo, Kwek Leng Peck, Tan I Tong and Chow Chiok Hock are deemed to have an interest in the Share Transfer by virtue of their directorships and shareholding interests in HLH. Mr Ong Pang Boon is also deemed to have an interest in the Share Transfer by virtue of his directorship in HLH.

Hong Leong Investment Holdings Pte. Ltd. ("HLIH"), a substantial shareholder of CDL, also has direct and deemed interest in HLH, and accordingly has deemed interest in the Share Transfer. Kwek Holdings Pte Ltd, through its 49% equity interest in HLIH, and Davos Investment Holdings Private Limited, through its 33% equity interest in HLIH, are also deemed substantial shareholders of CDL and accordingly, are also deemed to be interested in the Share Transfer.

Save as aforesaid, none of the directors of the Company has, and the Company has not received notification from any of its directors or controlling shareholders that it has, any interest, direct or indirect, in the Share Transfer.

Voluntary liquidation of associated company within the Millennium & Copthorne Hotels plc Group ("M&C Group")

Kent Charter Investments Limited, a wholly owned subsidiary of Ferguson Hotel Holdings Limited, an associated company within the M&C Group has been voluntarily dissolved on 7 June 2003 under the Hong Kong Companies Ordinance.

By Order of the Board

Shufen Loh @ Catherine Shufen Loh
Company Secretary

Submitted by Shufen Loh @ Catherine Shufen Loh, Company Secretary on 25/09/2003 to the SGX